

Mail Stop 3561

August 6, 2008

Mr. Andrew J. Norstrud
Chief Financial Officer
Stem Cell Therapy International, Inc.
2203 N. Lois Avenue, 9th Floor
Tampa, FL 33607

   Re: Stem Cell Therapy International, Inc.
      Item 4.01 Form 8-K
      Filed August 5, 2008
      File No. 000-51931

Dear Mr. Norstrud:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 4.01 Form 8-K Filed August 5, 2008</u>

1. We have received a letter from Aidman, Piser and Company, P.A. dated July 14, 2008 notifying us that its relationship with Stem Cell Therapy International, Inc. has ceased. An Item 4.01 Form 8-K was due on the fifth day following the date this relationship ceased. Please file an amended Item 4.01 Form 8-K that includes the disclosures related to the change in accountants set forth in Item 304 of Regulation S-K. Include a letter from your former accountants that states whether they agree with the disclosures in your Form 8-K.

2.   Please disclose the date you engaged Brimmer, Burek, and Keelan LLP as your new independent accountant. In making any disclosures about consultations with your new accountants, please ensure you disclose any consultations up through the date of engagement.

Form 10-KSB and Form 10-KSB/A Filed July 15, 2008

3.   We reviewed your Form 10-KSB and Form 10-KSB/A solely for the matters addressed in this comment. We note in your Item 5.02 Form 8-K filed on June 26, 2008 that Calvin Cao announced his resignation as Chairman of the Board and Chief Executive Officer of Stem Cell Therapy International, Inc effective that day. We also note that Calvin Cao certified the contents of your March 31, 2008 Form 10-KSB and Form 10-KSB/A each filed on July 15, 2008. The principal executive officer and principal financial officer as of the date of the filing should sign the certifications. Please identify for us the principal executive officer and principal financial officer as of July 15, 2008. To the extent it was not Mr. Cao, amend your Form 10-KSB to provide the certifications signed by the principal executive officer and principal financial officer pursuant to Rules 13a-14(a) and 15d-14(a) of the Exchange Act.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Andrew Norstrud
Stem Cell Therapy International, Inc.
August 6, 2008
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact John Archfield at (202) 551-3315, if you have questions regarding comments on the filing and related matters. Please contact me at (202) 551-3688 with any other questions.

Sincerely,

Ryan C. Milne
Accounting Branch Chief